UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Metalico, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

591176102
(CUSIP Number)

JONATHAN H. GARDNER, ESQ.
  KAVINOKY COOK LLP
726 Exchange Street, Suite 800
Buffalo, NY 14210
(716) 845-6000

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 591176102

1	NAME OF REPORTING PERSON Adam Weitsman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,816,136
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,816,136
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,816,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.69%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 591176102

This Amendment No. 3 to the Schedule 13D (this “Amendment No. 3”) amends and supplements the 13D as specifically set forth herein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On February 23, 2015, the Reporting Person sent a letter to the Issuer proposing to acquire all of the outstanding Shares that the Reporting Person does not already own at a price of $0.78 per Share payable in cash, representing an approximately 32% premium to the average market price of the Shares over the past 30 days and an approximately 27% premium to the Shares’ closing price on February 20, 2015.  Also on February 23, 2015, the Reporting Person issued a press release announcing the submission of the proposal.

In the letter and press release, the Reporting Person expressed his deep disappointment by the apparent unwillingness of the Issuer’s Board and management to meet with him to date, despite his significant ownership in the Issuer.  As a result, the Reporting Person decided to publicly announce his proposal, which he believes represents a compelling opportunity for the Issuer’s stockholders to obtain liquidity for their Shares while maximizing the value of their Shares at a premium.  The Reporting Person believes that the Issuer has great potential but does not believe it is in the best interest of stockholders for the Issuer to continue as an independent company, let alone a public company, given the Issuer’s long-term underperformance and poor stock price performance.

The foregoing description of the proposal is qualified in its entirety by reference to the letter and press release, copies of which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit 99.1 Letter to Issuer dated February 23, 2015

Exhibit 99.2 Press release issued February 23, 2015

CUSIP NO. 591176102

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2015
/s/ Adam Weitsman
ADAM WEITSMAN